Filed by Amanat Acquisition Corp pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Amanat Acquisition Corp (File No. 001-43303)

On October 26, 2026, Corxel Pharmaceuticals, Inc. (“Corxel US”), a party to the proposed business combination with Amanat Acquisition Corp (“Amanat”), through its social media account, shared the following post on LinkedIn:

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Additional Information about the Proposed Business Combination and Where to Find It

The Business Combination will be submitted to Amanat’s shareholders for consideration. The parties to the Business Combination Agreement intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement for the solicitation of proxies from Amanat shareholders with respect to the proposed business combination and other matters to be described in the Registration Statement, as well as a prospectus relating to securities expected to be issued in connection with the completion of the Business Combination.

After the Registration Statement has been declared effective, the definitive proxy statement/prospectus and other relevant materials will be mailed or otherwise made available to Amanat shareholders as of the record date established for voting on the proposed transaction. This announcement is not a substitute for the Registration Statement, proxy statement/prospectus or any other document that may be filed with the SEC in connection with the proposed transaction.

AMANAT SHAREHOLDERS AND OTHER INTERESTED PERSONS SHOULD REVIEW CAREFULLY, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS, AND OTHER RELEVANT SEC FILINGS BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, BECAUSE THOSE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES.

When available, these documents may be obtained without charge through the SEC’s website at www.sec.gov or by directing a request to Amanat Acquisition Corp, 153 Central Avenue, C/O 56, Westfield, New Jersey 07091.

No Offer or Solicitation

This announcement is provided solely for informational purposes and is not, and under no circumstances is to be construed as, a proxy statement, a solicitation of any proxy, consent or authorization, a recommendation concerning any securities or the proposed transaction, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. This announcement shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful.

No sale of securities will be made in any jurisdiction where the offer, solicitation or sale would be unlawful before registration or qualification under applicable securities laws. Any offering of securities will be made only through a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an available exemption from registration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY SUCH AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Amanat, Corxel US and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Amanat shareholders in connection with the proposed transaction.

Information regarding Amanat’s directors and executive officers and their ownership of Amanat’s securities is set forth in Amanat’s prospectus dated May 18, 2026 relating to its initial public offering, filed with the SEC, which may be obtained without charge through the SEC’s website at www.sec.gov or by directing a request to Amanat Acquisition Corp, 153 Central Avenue, C/O 56, Westfield, New Jersey 07091. Additional information concerning the persons who may be deemed participants and a description of their direct and indirect interests in the proposed transaction will be included in the Registration Statement and proxy statement/prospectus when filed. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable U.S. federal securities laws. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements regarding the proposed business combination and PIPE financing; the anticipated timing, structure, proceeds, ownership, capitalization, management, listing and expected benefits of the proposed transaction; statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; the parties’ ability to complete the transaction and satisfy closing conditions; the anticipated use of proceeds and cash runway; and the development, regulatory, manufacturing and commercialization plans for CX11, CX12 and other product candidates, including the design, timing, enrollment and results of clinical trials and the potential efficacy, safety, tolerability, convenience, scalability and commercial opportunity of those product candidates.

These statements reflect the current expectations, estimates and assumptions of the management of Amanat and Corxel US as of the date of this announcement and should not be relied upon as guarantees, assurances, predictions, definitive statements or probabilities of future events or performance.

Actual results may differ materially because of numerous risks and uncertainties, many of which are difficult or impossible to predict or are beyond the parties’ control. These risks include, but are not limited to: the possibility that the proposed transaction is delayed, restructured or not completed; failure to obtain shareholder, regulatory or other approvals or to satisfy other closing conditions; the amount of Amanat shareholder redemptions; changes in the amount of cash available to the combined company; failure to satisfy Nasdaq listing requirements; the occurrence of events giving rise to termination rights under the definitive agreement; litigation or other proceedings relating to the transaction; costs and disruption arising from the announcement or completion of the transaction; adverse changes in business, market, economic, political or regulatory conditions; changes in laws, regulations or interpretations applicable to special purpose acquisition companies, including SEC statements, rules, guidance or enforcement actions; volatility in the combined company’s securities; dilution resulting from the transaction or future financings; the outcome of any legal proceedings that may be instituted against Amanat or Corxel US related to the proposed business combination; the inability of the parties to successfully or timely consummate the proposed business combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination and other related transactions; and the combined company’s ability to realize the anticipated benefits of the transaction and manage growth.

Additional risks include uncertainties inherent in drug research and development, clinical trials and regulatory review; delays or difficulties in patient enrollment, manufacturing or supply; clinical results that do not support continued development or approval; the timing and outcome of interactions with regulatory authorities; competition; dependence on third-party manufacturers, clinical research organizations and other service providers; intellectual-property risks; the ability to attract and retain key personnel; and the need for additional financing. This list is not exhaustive.

Further information about risks and uncertainties will be included in the Registration Statement and proxy statement/prospectus for the proposed transaction and is contained in the “Risk Factors” section of Amanat’s final prospectus filed with the SEC on May 20, 2026, as supplemented by Amanat’s subsequent SEC filings, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 and its Current Report on Form 8-K filed on October 26, 2026, including the exhibits thereto. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable law, neither Amanat, Corxel US nor any of their respective affiliates undertakes to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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